

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 25, 2009

Mr. Alejandro Bautista
President and Chief Executive Officer
S2C Global Systems, Inc.
5119 Beckwith Boulevard, Suite 105
San Antonio, Texas 78249

   Re: S2C Global Systems, Inc.
   Item 4.01 Form 8-K
   Filed March 13, 2009
   File No. 000-51529

Dear Mr. Bautista:

       We have completed our review of your Form 8-K and have no further comments at this time.

                                        Sincerely,

                                        Ta Tanisha Meadows
                                        Staff Accountant